December 13, 2006

United States

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington D.C 20549

Attention: Jay Webb

Re:	iQ Power AG Form 20-F for the Year Ended December 31, 2005 File No. 000-26165 Filed June 30, 2006

Ladies and Gentlemen:

This letter is in response to the comments received by iQ Power AG (“iQ AG”) from the Staff of the Commission by letter dated September 11, 2006, relating to the above-referenced Annual Report on Form 20-F, File No. 000-26165 (the “Annual Report”). The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have incorporated into this response letter.

Form 20-F filed June 30, 2006

Financial Statements, page F-2

Consolidated Statements of Shareholders’ Equity (Deficit), page F-5

1.

If you continue to qualify as a development stage company in future filings of your U.S: GAAP based financial statements, please make sure this statement complies with the disclosure requirements of paragraph 11(d) of FASB Statement 7.

Response: IQ AG acknowledges the Staff’s comment and will expand the disclosure in future filings to include the information related to the statement of stockholders’ equity, since inception, as required by paragraph 11 (d) of FASB Statement 7 for a development stage company.

Note 2. Summary of Significant Accounting Policies, page F-6

(a) Consolidation, page F-6

2.	We see you indicate herein that “iQ Power Asia Inc., on whose business and financial policies iQ Power has significant influence, is included on the equity basis of accounting in the consolidated financial statements” and also see you indicate iQ Power Asia Inc. is a variable interest entity for which you concluded you are not the primary beneficiary. Please provide us with your analysis of the impact of FIN 46R on you as it relates to your accounting and disclosure requirements for iQ Power Asia Inc. Your response should specifically reference to the paragraphs thereof that support your conclusions that you are not required to consolidate this investee. We may have further comments after reviewing your response to our comment.

Response. IQ AG advises the Staff that iQ AG is not the primary beneficiary of the variable interest entity under the FIN 46 (R) based on the following analysis:

History/Background

On August 13th, 2004, iQ Power AG (“iQ AG”) signed an agreement with two Korean venture partners; Auto N Comers Inc. (“ANC”) and Electro N Comers Inc (“ENC”). The agreement was termed the Joint Venture Master Agreement (“JVMA”). The objective of the JVMA was to form a new joint venture (“JV”) between iQ AG and the two Korean venturers (“Korean Venturers”). Therein, they agreed to establish an entity in Korea by the name of iQ Power Asia (“Asia”), which would require contribution of a total of USD 2,200,000 to fund the entity. Of this amount, iQ AG would contribute certain know-how, technologies and cash in the amount of USD 880,000 (40% of USD 2,200,000). The Korean Venturers would contribute USD 1,320,000 (60% of USD 2,200,000) and marketing expertise.

The JVMA provides that the JV’s first dividend payment will be made to iQ AG in the amount USD 2,000,000 in order to reflect the value of iQ AG’s intangible assets as of the date of signing the agreement. This payment reflects a total sum for all existing battery models and the entry model as defined in Attachment A to the agreement as well as future models as option. Attachment A has not been completed and agreed to at this time. The USD 2,000,000 will only be paid out of future income of the JV and, therefore, in essence represents a “success fee” since it can only be paid of distributable earnings with the appropriate approvals (see following) Attachment A is expected to be completed and agreed upon at such time as marketable products have been developed for actual sale.

Subsequent to this initial dividend payment, the JV would split future dividends in accordance with their proportional ownership. Declaring dividends, including the USD 2,000,000 dividend, requires unanimous vote by the board (Korean investors two votes and iQ AG one vote) and shareholders (Korean investors 60% and iQ AG 40%) and there is no requirement as to when the dividend payment will be made. Gains and losses from the JV are divided based on the relative amount of shares held by the shareholders.

ANC and ENC also entered into a consulting agreement with iQ AG. The Preamble states that the parties have formed a joint venture and that the parties recognize that to achieve the common goals defined in the JVMA, iQ AG will have to render various planning and consulting services to ANC and ENC.

In the iQ Power AG/iQ Power Asia stock purchase agreement, it is noted that Tae Soo Lee (T.S. Lee) established Asia on December 21, 2004 based on the JVMA between

iQ AG, ANC and ENC. ANC and ENC transferred and assigned all of their respective rights and obligations under the JVMA to T.S. Lee and KG Power Inc. pursuant to Letter Agreements executed on or about March 21, 2004. Therefore, T.S. Lee and KG Power are the current Korean Venturers (shareholders of the JV) with 998,000 and 442,000 shares in the joint venture, respectively. T.S. Lee and KG Power are related parties as T.S. Lee has a significant investment in KG Power.

To sell Asia shares, the JV created 1,783,056 shares of Common Stock and sold the shares to iQ AG. At the same time, the JV created another 1,234,584 shares and sold them to the T.S. Lee and KG Power. Therefore, a total of 4,457,640 shares are outstanding. These shares are owned by KG Power, Mr. Lee and iQ AG in the following proportion: 51%, 9%, and 40%, respectively.

Mr. T.S. Lee who owns 9% of the shares is also Asia’s managing director. He makes day-to-day decisions, but considers input from the iQ AG (management makes several trips a year to check on progress and provide input). Significant decisions are made by the board of directors, consisting of three seats, one to Mr. Lee, one to KG Power and one iQ AG.

The JVMA has a provision that in the event of an increase in share capital, an appropriate number of shares would be issued to iQ AG at nominal value to ensure that its equity percentage would remain at 40%.

On December 22, 2004, iQ AG executed an “Exclusive License and Option Agreement” (referred to hereafter as the “ELOA”) with Asia. The ELOA is referenced in the JVMA. By signing the ELOA, Asia was granted an “exclusive license for the production, sales, and marketing of the licensed article and iQ AG agreed to assist Asia during the start of production as defined in this Agreement and further agreements referred to by this Agreement.” In this agreement, iQ AG is granted a supply arrangement for chipset and other materials, under which Asia agrees to exclusively purchase certain parts for the production of the Licensed Article (not yet defined) from iQ AG or a subcontractor named by iQ AG.

The ELOA provides for Asia to pay iQ AG an “Upfront Royalty” of USD 1,100,000, payable in three instalments: USD 650,000 in December 2004; USD 230,000 in March 2005; and USD 220,000 in April 2005. In addition, the ELOA calls for a lump sum royalty in the amount of USD 250,000, payable in five monthly instalments beginning in July 2005. This total amount of USD 1,350,000 is non-refundable.

As of December 31, 2005, iQ AG has received all of the payments, except for the last payment of USD 50,000. This last receivable of 50,000 USD has been recorded as a receivable as of December 31, 2005.

Analysis and conclusions

iQ AG determined that Asia’s equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by an external party(ies), including the equity holders and, therefore, iQ Power Asia is a variable interest entity (VIE).

However, iQ AG is not a primary beneficiary at the current phase of the development.

Asia is a development stage enterprise and cannot be considered a business under the definition in Appendix C of Interpretation 46(R) to qualify for the scope exception provided under paragraph 4(h) of Interpretation 46(R). Paragraph C7 of Interpretation 46(R) provides that if a set of activities and assets conducted and managed for the purpose of providing a return to investors is in the development stage and has not commenced principal operations, the set is presumed not to be a business.

Asia does not yet have any customers and is hoping to obtain its main customers in the automotive industry. Asia will first try and market the battery to governments to be used for military purposes and then become an aftermarket supplier of batteries until they can sign a contract with an automotive manufacturer.

Paragraph 11 of Interpretation 46(R) provides that a development stage enterprise, as described in paragraphs 8 and 9 of FASB Statement No. 7, Accounting and Reporting by Development Stage Enterprises, would be considered to have sufficient equity at risk under paragraph 5(a) of Interpretation 46(R) if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in and provisions in the entity’s governing documents and contractual arrangements allow additional equity investments.

Asia is currently in the phase of building the facility, as well as marketing their potential products. It is estimated that the construction of the Asia plant will cost more than USD 12,000,000. At inception, Asia received cash equity contributions of USD 2,200,000 and paid iQ Power USD 1,350,000 under the ELOA. Asia needs additional financing to proceed with the construction of the production facilities and does not have sufficient equity to finance the current phase of the development Asia’s obtaining additional financing from the equity holders or external debt will be a reconsideration event for the purposes of determination of the primary beneficiary. The provisions in the entity’s governing documents and contractual arrangements allow additional equity investments. The construction of the facility is estimated to be early 2007.

For the purposes of determining the primary beneficiary of Asia, iQ AG considered whether the preferential dividend (USD 2,000,000) provisions of the JVMA and the supply agreement stipulated in ELOA are variable interests that affect the calculation of Asia’s expected losses or the expected residual returns. IQ AG determined that the agreements stated above are not applicable at this phase of Asia’s development. The dividends will be payable when Asia will start generating profits. Under the supply agreement iQ AG will supply parts to Asia once the production facility is completed and the manufacturing of the batteries commences. Since Asia is not currently producing any batteries, and consequently not generating any profits and is still in the construction phase of the production facility, neither of the agreements is yet in force. At this phase of Asia’s development, Mr. Lee and KG Power (related parties) own a combined 60% interest in Asia. They will absorb the majority of the losses and should be considered the primary beneficiary under FIN 46(R).

(1) Revenue Recognition, page F-9

3.

We see you disclose herein that based on accounting guidance from the AICPA Accounting Interpretation of APB Opinion No. 18 and Emerging issues Task Force No. 01-2, Interpretations of APB Opinion No. 29, you concluded that during 2005 it was appropriate to reduce your investment in iQ Power Asia inc. for 40% of the $1,350,000 received from iQ Power Asia Inc. for the ELOA fee. Please help us better understand why it was appropriate to reduce your investment in iQ Power Asia Inc. for 40% of the $1,350,000 received based on your understanding of the guidance referenced above or other GAAP. Please reference us to the specific sections of the authoritative accounting literature that support your conclusions. We may further comments after reviewing your response to our comment.

Response. IQ AG advises the Staff that it has determined that its investment in iQ Power Asia Inc. should be reduced by 40% of the $1,350,000 for the ELOA fee based on the following analysis.

History/Background

As discussed in the response to Question 2 above, on August 13th, 2004, iQ AG signed the JVMA agreement with two Korean venture partners, according to which iQ AG would contribute certain know-how, technologies and cash in the amount of USD 880,000 (40% of USD 2,200,000). The Korean Venturers would contribute USD 1,320,000 (60% of USD 2,200,000) and marketing expertise. In return for contributing this capital, iQ AG would receive 40% of the equity of Asia; and the Korean Venturers would receive the remaining 60% of the equity.

On December 22, 2004, iQ AG executed an “Exclusive License and Option Agreement” (referred to hereafter as the “ELOA”) with Asia. The ELOA is referenced in the JVMA. By signing the ELOA, Asia was granted an “exclusive license for the production, sales, and marketing of the licensed article and iQ AG agreed to assist Asia during the start of production as defined in this Agreement and further agreements referred to by this Agreement.”

Further, the ELOA obligates Asia to exclusively purchase certain parts (key components) for the production of the Licensed Article(s) from iQ AG. The parties shall agree on these parts before the start of production and iQ AG shall supply the parts based on conditions and prices established before the start of production. iQ AG shall also assist Asia technically and provide technical data and know-how to the extent that this is necessary for the production of the Licensed Article(s) and as far as personnel of iQ Power are available. With respect to the details, particularly the number of personnel, the fees for the technical assistance and the circumstances of providing personnel to Asia, a separate agreement shall be reached by the parties . The ELOA becomes invalid if Asia has not been capitalized with a minimum USD 2,200,000 in accordance with the JVMA and iQ AG does not purchase a minimum of 40% of the capital.

Included in the ELOA are several attachments with the following titles that have not been finalized:

•	Licensed Article
•	Patents, Know-how and Technical Data licensed
•	Parts to be purchased by iQ Asia
•	Conditions and prices for parts
•	Confidentiality statement for subcontractors
•	Benchmarks for deeming product launch being successful
•	Usage of Trademark on Licensed Article

On July 21, 2005, an addendum was made to the ELOA to clarify the reasons for the ELOA. The up-front royalties were clarified as being a one-time fee for compensation of:

•	iQ AG granting exclusivity to iQ Power Asia
•	iQ AG giving up the opportunity to exploit the markets in the licensed territory starting from the signing of the first Memorandum of Understanding
•	iQ AG ceasing negotiations with other parties and potential licensees in the licensed territory
•	iQ AG giving up the opportunity to achieve possible turnover from such business contracts
•

iQ AG providing adequate resources in order to develop the business as soon as preconditions from the Korean party are met (i.e. has been founded, is validly existing and has been capitalized with a minimum of USD 2,200,000).

•	iQ AG preparing supply capability in order to meet the demands and duties in time and quantity

The addendum further states that the one-time fee is not refundable, and shall be deemed earned as soon as operations start (described as: first deliveries of components or products by iQ AG to Asia take place, which is expected around December 2005). These payments are not intended to compensate for any technology transfer, licensing of patents, or other rights and are not intended to reduce any royalties that may be earned in the future with the delivery of key components from iQ AG to Asia.

Analysis and conclusions

The ELOA and the JVMA agreements were negotiated at around the same time and in conjunction with each other. Therefore, they should be considered one transaction, i.e., contributions by the partners to the JV at the time of formation. As noted above, at the time of formation, iQ AG contributed certain intangible assets and cash of USD 880,000 for 40% interest in the JV. The payment of the upfront royalty of USD 1,350,000 under ELOA can be considered a payment for the intangible assets. The carrying value of the intangible assets on iQ AG ’s books were equal to zero prior to the transfer. It is, however, very difficult to determine the fair value of the intangible assets at the time of transfer as the assets are unique. Additionally, there is ambiguity as to exactly which assets were transferred at inception. Both the JVMA and the ELOA are informal and not very specific regarding the intangible assets transferred apart from the supply and non-compete agreements. Certain parts of the agreements are not finalized (such as the appendix A). The agreement and the nature of the relationship are informal. In reality, however, certain know-how in the form of battery prototypes and R&D was transferred to Asia. iQ AG is continuing research and development, which is shared to a certain degree with Asia and is also being applied in the construction of the facilities.

iQ AG determined that it has contributed USD 880,000 and intangible assets and received USD 1,350,000 and 40% ownership of Asia. Therefore, from USD 1,350,000 cash paid out to iQ AG, USD 540,000 represents a return of cash paid and the remaining USD 810,000 would represent the payment for the intangible assets contributed. iQ Asia received USD2,200,000 in contribution and immediately paid out USD 1,350,000 - leaving USD 850,000 in equity. 40% of this equity (or USD340,000) belongs to iQ AG. In other words, from the initial contribution of USD 880,000 iQ AG has contributed only cash of USD 340,000 as they have recovered USD 540,000 by the way of receiving their own portion (40%) of the USD 1,350,000 paid by Asia to iQ AG. Following that logic, the investment in Asia was reduced from USD 880,000 to $340,000.

Furthermore, iQ AG considered whether the $810,000 should be recognized immediately. The ELOA allows for the up-front fee, a non-compete agreement and a supply arrangement. Based on EITF 00-21, these elements should not be accounted for as separate units of accounting as they do not have any value on a standalone basis since Asia has not yet produced or sold a single battery and the term of the supply arrangement has not yet started. The up-front fee would not have been paid by Asia without the continued involvement of iQ AG under the arrangement and is not for a separate element. Therefore, based on the guidance regarding such nonrefundable fees in Question 1 of SAB Topic 13-A.3(f), iQ AG deferred the upfront fee and will recognize it as goods under the supply arrangement are shipped over the expected life of the supply arrangement.

Acknowledgement

•	iQ Power is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	iQ Power may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

iQ Power AG

/s/ Walter Kaelin
____________________________________
Walter Kaelin
Chief Financial Officer